School Specialty, Inc.

W6316 Design Drive

Greenville, WI 54942

Voice: 888-388-3224

Fax: 920-882-5863

September 6, 2016

VIA EDGAR

Mr. William H. Thompson

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

School Specialty, Inc.

Form 10-K for Thirty Five Weeks Ended December 26, 2015

Filed March 9, 2016

Form 8-K Filed August 2, 2016

File No. 0-24385

Dear Mr. Thompson:

The purpose of this letter is to respond to the comments raised in the Staff’s letter of August 8, 2016 to Mr. Joseph M. Yorio, President and Chief Executive Officer of School Specialty, Inc. (the “Company”). Your comments and the Company’s responses are set forth below.

Form 10-KT for Thirty-Five Weeks Ended December 26, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Overview of Fiscal 2014, page 43

1.

Operating margins, excluding the impact of restructuring costs, impairment charges and bankruptcy related charges disclosed in the fourth paragraph represent non-GAAP financial measures. Please provide the disclosure required by Item 10(e)(1)(i) of Regulation S-K.

Response:

Mr. William Thompson

September 6, 2016

To the extent the Company includes such non-GAAP measures in future filings, we will provide disclosures required by Item 10(e)(1)(i)(A) of Regulation S-K, including a clear reconciliation to the relevant GAAP measure and a statement explaining management’s view as to the relevance or usefulness to the investors of the non-GAAP measure.

In response to your specific comments, the Company intends to include the disclosures in substantially the form set forth below in its future filings, including the fiscal 2016 Form 10-K, to be updated as necessary to reflect the periods to be discussed in that report.  In addition, similar disclosures will be included in the Company’s future Form 10-Q filings if non-GAAP measures are used.

Sample Proposed Disclosure:

Operating loss was $1.4 million in fiscal 2014, as compared to an operating loss of $49.4 million fiscal 2013.  The improvement in the operating loss is related primarily to charges associated with goodwill and intangible asset impairments, bankruptcy-related charges and restructuring related charges.  Due to the material amount of these charges in fiscal 2013, and the significant variance in the amount of these charges between periods, we believe presenting a comparison of operating income and margin, adjusting for these items, provides a useful supplemental comparison of operating performance between years.  Adjusted operating income and adjusted operating margin are non-GAAP measures.  The following table reconciles operating income (loss) presented on a GAAP basis to adjusted operating income (loss):

	Successor Company	Predecessor Company	Combined	Predecessor Company
	Forty-Six Weeks Ended April 26, 2014	Six Weeks Ended June 11, 2013	Twelve Months Ended April 26, 2014	Twelve Months Ended April 27, 2013
Operating income (loss)	$ 2,504	$ (3,855)	$ (1,351)	$ (49,400)
Adjustments:
Impairment charge	-	-	-	45,789
Facility exit cost and restructuring	6,552	-	6,552	-
Bankruptcy-related charges in SG&A	-	-	-	4,732
Adjusted operating income (loss)	$ 9,056	$ (3,855)	$ 5,201	$ 1,121

Operating margin	0.4%	-0.6%	-0.2%	-7.3%
Adjusted operating margin	1.3%	-0.6%	0.8%	0.2%

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Mr. William Thompson

September 6, 2016

General

2.

Please tell us what consideration you gave to disclosing the type of costs and expenses classified as cost of sales and selling, general and administrative expenses.

Response:

The Company currently discloses information in Note 2- Summary of Significant Accounting Policies of the Company’s Form 10-K for the transition period ended December 26, 2015 as to the classification for certain significant categories.  The current disclosure indicates the classification (i.e. cost of sales or selling, general and administrative expenses) within the description of the accounting for the following categories:

●    Shipping and Handling Costs

●    Deferred Catalog Costs

●    Vendor Rebates

●    Development Costs

In an effort to present the disclosure in a more concise manner, we will revise future filings, beginning with the Form 10-K for the period ending December 31, 2016. The Company will revise the notes to the financial statements to include disclosure substantially similar to the following in the note related to the summary of significant accounting policies:

Sample Proposed Disclosure:

Costs of Revenues and Selling, General and Administrative Expenses

The following table illustrates the primary costs classified in Cost of Revenues and Selling, General and Administrative Expenses:

Mr. William Thompson

September 6, 2016

Cost of Revenues and Selling, General and Administrative Expense

Cost of Revenues	Selling, General and Administrative Expenses

•

Direct costs of merchandise sold, net of vendor rebates other than the reimbursement of specific, incremental and identifiable costs and, and net of early payment discounts.

•

Amortization of product development costs

•

Freight expenses associated with moving merchandise from our vendors to fulfillment centers or from our vendors directly to our customers.

•

Compensation and benefit costs for all selling (including commissions), marketing, customer care and fulfillment center operations (which include the pick, pack and shipping functions), and other general administrative functions such as finance, human resources and information technology.

•

Occupancy and operating costs for our fulfillment centers and office operations.

•

Freight expenses associated with moving our merchandise from our fulfillment centers to our customers

•

Catalog expenses, offset by vendor payments or reimbursement of specific, incremental and identifiable costs.

The classification of these expenses varies across the distribution industry. As a result, the Company's gross margin may not be comparable to other retailers or distributors.

In addition to the inclusion of the above table in the notes to the consolidated financial statements, the Company intends to include a similar table within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its future filings.

Change in Fiscal Year End, page 60

3.

Please tell us whether you paid any interest and income taxes for the unaudited thirty-five weeks ended December 27, 2014. If so, please tell us what consideration you gave to disclosing the foregoing supplemental cash flow information. Refer to ASC 230-10-50-2.

Response:

The Company paid or received the following amounts in the unaudited thirty-five week period ended December 27, 2014 (in thousands):

Cash interest expense paid

$10,587

Income tax refunds received (net of taxes paid)

$2,994

In accordance with ASC 230-10-50-2, the Company provided the required supplemental cash flow disclosure of interest and income taxes paid for all of the audited periods included in Item 8-Financial Statements and Supplementary Data of its Form 10-K.  In addition to the required audited periods presented in Item 8 of the Form 10-K, the Company elected to disclose an unaudited balance sheet, statements of operations and statement of cash flows for the thirty-five week period ended December 27, 2014, as the Company believed it would provide a meaningful comparison to the results for the audited transition period. In the

Mr. William Thompson

September 6, 2016

Company’s evaluation of ASC 230-10-50-2 in its preparation of the unaudited statement of cash flows, we elected to provide the information considered to be most relevant and meaningful in assisting investors in comparing results between similar periods. In this evaluation, we concluded the above amounts were materially consistent with other periods and, thus, were not included in our unaudited supplemental footnote disclosure.

We acknowledge the Staff’s comment, though, and recognize it could be meaningful to provide the comparative information for interest paid and income taxes paid (refunded) for the unaudited period.  Accordingly, the Company will revise future filings, beginning with the year ended December 31, 2016, to include the supplemental statement of cash flow disclosure substantially in the form of the following table:

Sample Proposed Disclosure:

(Unaudited)
	Thirty-Five Weeks Ended December 26, 2015	Thirty-Five Weeks Ended December 27, 2014

Supplemental disclosures of cash flow information:
Interest paid	$ 10,304	$ 10,587
Income taxes paid (refunded), net	$ 418	$ (2,294)

Deferred Catalog Costs, page 68

4.

Please tell us the amount charged to advertising expense for each year presented before and after vendor cooperative advertising payments. In addition, please confirm to us that cooperative advertising payments represent the reimbursement of specific, incremental, identifiable costs incurred in selling vendors’ products. Please refer to ASC 720-35-25-1 and ASC 605-50-50-1.

Response:

The Company receives cooperative advertising payments from certain of its vendors in order to offset a portion the catalog costs it incurs.  These payments reimburse the specific, incremental and identifiable costs the Company incurs associated with promoting and selling the Company’s merchandise.  In future filings, beginning with the year ending December 31, 2016, we will revise the disclosure for deferred catalog costs in the summary of significant accounting principles footnote to include the amount charged to catalog expense before and after vendor cooperative advertising payments.  The revised disclosure will be substantially the following:

Sample Proposed Disclosure:

Mr. William Thompson

September 6, 2016

Deferred catalog costs represent costs which have been paid to produce Company catalogs, net of vendor cooperative advertising payments, which will be used in and benefit future periods. These payments, as specified in our vendor agreements, are to reimburse the specific, incremental and identifiable costs the Company incurs associated with promoting and selling the Company’s merchandise.  Deferred catalog costs are amortized in amounts proportionate to expected revenues over the life of the catalog, which is one year or less. These expected revenues, over which the catalog costs are amortized, are based on historical revenue patterns directly attributable to the catalogs. Amortization expense related to net deferred catalog costs is included in the consolidated statements of operations as a component of selling, general and administrative expenses. Net catalog expense for short year 2015, fiscal 2015, the forty-six weeks ended April 26, 2014, six weeks ended June 11, 2013, and fiscal year 2013 consisted of the following:

	Successor Company			Predecessor Company
	Thirty-Five Weeks Ended December 26, 2015	Fiscal Year Ended April 25, 2015	Forty-Six Weeks Ended April 26, 2014	Six Weeks Ended June 11, 2013	Fiscal Year Ended April 27, 2013

Catalog expense	$ 8,790	$ 15,780	$ 14,248	$ 2,004	$ 21,356
Less: Cooperative advertising payments	(4,849)	(6,029)	(4,070)	(451)	(5,299)
Net catalog expense	$ 3,941	$ 9,751	$ 10,178	$ 1,553	$ 16,057

Note 16 – Segment Information, page 94

5.

Please tell us your consideration of disclosing revenues for each group of similar products and services. If providing the information is impractical, please disclose that fact. Please refer to ASC 280-10-50-40.

Response:

While considering ASC 280-10-50-40, the Company evaluated its product lines within each reportable segment using the aggregation criteria described in ASC 280-10-50-11.  The Company's concluded that the products are similar based on (i) the nature and category of the products (ii) the method of delivery, (iii) class of customers, (iv) degree of risk and (v) regulatory environment. Since the Company concluded that its product lines in each reportable segment were similar, product line revenues were disclosed under ASC 280-10-50-40.

However, in order to provide our investors with greater visibility in future Form 10-K filings and in light of the fact that the information is readily accessible, we will include in

Mr. William Thompson

September 6, 2016

our Segment Information footnote a disclosure of the product lines revenue within each reporting segment in a form substantially similar to the following:

Sample Proposed Disclosure:

The following table shows the Company’s revenues by each major product line within its two segments:

	Successor Company			Predecessor Company
	Thirty-Five Weeks Ended December 26, 2015	Fiscal Year Ended April 25, 2015	Forty-Six Weeks Ended April 26, 2014	Six Weeks Ended June 11, 2013	Fiscal Year Ended April 27, 2013
Distribution revenues by product line:
Supplies	$ 202,999	$ 270,134	$ 245,604	$ 25,158	$ 274,882
Furniture	141,280	132,150	128,427	12,773	160,252
Instructional Solutions	23,517	46,592	33,001	3,282	39,384
AV Tech	13,171	24,510	19,595	1,949	20,467
Agendas	47,193	53,153	60,165	5,129	79,652
Freight Revenue	4,443	9,050	9,079	1,028	12,222
Customer Allowances / Discounts	(3,055)	(4,133)	(2,512)	(250)	(3,154)
	$ 429,548	$ 531,456	$ 493,359	$ 49,069	$ 583,705
Curriculum revenues by product line:
Science	$ 55,836	$ 64,688	53,856	6,917	61,427
Reading	18,894	25,724	24,830	2,711	29,866
Total Curriculum Segment	$ 74,730	$ 90,412	$ 78,686	$ 9,628	$ 91,293
Total revenues	$ 504,278	$ 621,868	$ 572,045	$ 58,697	$ 674,998

Form 8-K Filed August 2, 2016

6.

We note your disclosure in the press release submitted under Item 7.01 of forward-looking ranges of adjusted EBITDA and free cash flow. In future filings please provide a schedule or other presentation detailing the range of differences between the forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measures. If the GAAP financial measures are not accessible on a forward-looking basis, please disclose that fact and provide reconciling information that is available without unreasonable effort, and identify information that is unavailable and disclose its probable significance. Please refer to Regulation G.

Response:

Mr. William Thompson

September 6, 2016

To the extent we provide forward looking ranges for adjusted EBITDA and free cash flow, or other non-GAAP financial measures, in future filings and the GAAP financial measures are accessible on a forward-looking basis, we will provide a reconciliation of these measures to the nearest GAAP measure.  In the event we disclose forward looking non-GAAP information in future filings for which the GAAP financial measures are not accessible on a forward-looking basis without unreasonable effort, we will disclose that fact and identify and provide reconciling information that is available and disclose its probable significance.

The reconciliation to be provided in future filings will be substantially in the form of the following table:

Sample Proposed Disclosure:

The Company’s adjusted EBITDA and free cash flow for fiscal 2016, as indicated below, are non-GAAP measures.  A reconciliation of these non-GAAP measures to the nearest GAAP financial measure is presented in the following tables:

	Low End of Range	High End of Range

Operating income	$ 26.1	$ 29.1
Plus:
Depreciation and amortization	18.3	18.3
Restructuring-related costs	2.0	3.0
Stock-based compensation expense	1.6	1.6
Adjusted EBITDA	$ 48.0	$ 52.0

Cash provided by operations	$ 37.0
Cash used in investing	(17.0)
Free cash flow	$ 20.0

7.

In future filings, please disclose the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations as required by Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

Mr. William Thompson

September 6, 2016

In future filings, we will disclose management’s views as to the usefulness of the presentation of non-GAAP measures.  With respect to the presentation of adjusted EBITDA and free cash flow, we will include a statement substantially similar to the following:

Sample Proposed Disclosure:

The Company considers adjusted EBITDA a relevant supplemental measure of its financial performance and free cash flow a relevant supplemental measure of liquidity.  The Company believes these non-GAAP financial results provide useful supplemental information for investors regarding trends and performance of our ongoing operations and are useful for year-over-year comparisons of such results.  We also use these non-GAAP financial measures in making operational and financial decisions and in establishing operational goals.  The Company assesses its operating performance using both GAAP operating income and non-GAAP adjusted operating income in order to better isolate the impact of certain, material items that may not be comparable between periods. The Company believes that free cash flow provides a meaningful measure of its ability to generate cash improve liquidity.  In addition, the Company believes it provides investors a useful basis for assessing the Company’s ability to fund both its operating activities and reinvestments into the business, as well as service its debt, including debt repayments.

In summary, we believe that providing these non-GAAP financial measures to investors, as a supplement to GAAP financial measures, helps investors to (i) evaluate our operating and financial performance and future prospects, (ii) compare financial results across accounting periods, (iii) better understand the long-term performance of our core business and (iv) evaluate trends in our business, all consistent with how management evaluates such performance and movements.

Adjusted EBITDA does not represent, and should not be considered, an alternative to net income or operating income as determined by GAAP, and our calculation may not be comparable to similarly titled measures reported by other companies. Leveraged/Unleveraged Free Cash Flow does not represent, and should not be considered, an alternative to cash flow from operations.

*     *     *     *     *

Mr. William Thompson

September 6, 2016

In connection with the responses contained in this letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (920) 882-5854.  You may alternatively contact Kevin Baehler, Senior Vice President and Chief Accounting Officer, at 920-882-5882.

Very truly yours,

/s/ Ryan M. Bohr

Ryan M. Bohr

Chief Financial Officer